NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.2R and LR 9.8.6R(1)

The Company was notified today that on 23 October 2007 the following Person Discharging Managerial Responsibilities (PDMR) exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance Share Plan at nil consideration. Some of the shares were subsequently disposed of on the same date as indicated below. This transaction took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	No. of shares sold	Price per share at which sold
Ian King	70,736	34,522	494.75 pence

23 October 2007